Exhibit (a)(9)


                                                                         2002-18
                                  NEWS RELEASE

   [LOGO]
    HECLA
MINING COMPANY

            HECLA ANNOUNCES PRELIMINARY RESULTS OF EXCHANGE OFFER FOR
                                PREFERRED STOCK

                              FOR IMMEDIATE RELEASE
                                  July 26, 2002

         COEUR D'ALENE, IDAHO -- Hecla Mining Company (HL & HLPrB: NYSE) today announced the preliminary results of its offer to holders of its Series B Cumulative Convertible Preferred stock to exchange each of their preferred shares for 7 shares of Hecla common stock. The offer expired at 5:00 p.m., New York City time, on July 25, 2002.

         Based on a preliminary count, approximately 1.55 million shares were tendered and not withdrawn, of which approximately 18,000 were tendered pursuant to notices of guaranteed delivery. Hecla will accept all of the properly tendered shares. Delivery of shares of Hecla common stock in exchange for accepted shares will be made over the next few days by American Stock Transfer & Trust Company, the Exchange Agent.

         Hecla commenced the offer on June 24, 2002, at which time there were
2.3 million shares of Series B Cumulative Convertible Preferred stock issued and outstanding. As a result of the completion of the exchange offer, Hecla expects to have approximately 745,000 shares of Series B Cumulative Convertible Preferred stock issued and outstanding as of the time immediately following issuance of the exchanged shares. As a result of the exchange, the outstanding shares of common stock will increase from approximately 75 million to approximately 86 million.

         Hecla Mining Company, headquartered in Coeur d'Alene, Idaho, mines and processes silver and gold in the United States, Venezuela and Mexico. A 111-year-old company, Hecla has long been well known in the mining world and financial markets as a quality producer of silver and gold.


                  Contact: Vicki J. Veltkamp, vice president -
                   investor and public relations, 208/769-4144
              Hecla's Home Page can be accessed on the Internet at:
                          http://www.hecla-mining.com


 6500 Mineral Drive, Suite 200 * Coeur d'Alene, Idaho 83815-8788 * 208/769-4100
                               * FAX 208/769-7612